Exhibit 99.1

VERSES® Announces Conversion of Strategic Investment by G42

Convertible Debentures Converted into Units at C$1.20 per unit

VANCOUVER, B.C., March 04, 2025 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the “Company”), a cognitive computing company specializing in next-generation intelligent software systems, announces that the Convertible Debentures (as defined below) held by Group 42 Holding Ltd (“G42”), a leading UAE-based AI technology group, were converted in accordance with their terms into units of the Company (“Conversion Units”).

In June 2024, G42, through Expansion Project Technologies Holding 9 SPV RSC Ltd (EPTH), an indirect wholly-owned subsidiary of G42, invested US$10,000,000 via a private placement of unsecured convertible debenture units of VERSES (the “Original Units”). Each Original Unit consisted of: (i) C$1,000 in principal amount of unsecured convertible debentures (“Convertible Debentures”) which bear an interest rate of 10% per annum; and (ii) 500 detachable share purchase warrants (the “Original Warrants”) to purchase Class A Shares.

Each Conversion Unit is comprised of one Class A Subordinate Voting Share of VERSES (a “Class A Share”) and one-half of one share purchase warrant of VERSES (each whole warrant, a “Conversion Warrant”), at a conversion price of C$1.20 per Conversion Unit. Each Conversion Warrant is exercisable to purchase one Class A Share for three years from the date of issuance at a price of C$1.96 per share.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120